UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

VTEX

(Name of Issuer)

Class A common shares, par value $0.0001 per share

(Titles of Class of Securities)

G9470A102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: Mira Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 3,267,031
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 3,267,031

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,267,031
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.2%
12.	Type of Reporting Person (See Instructions): CO

1.	Name of Reporting Persons: Abrolhos One Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 32,153,276
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 32,153,276

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,153,276
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 30.2%
12.	Type of Reporting Person (See Instructions): CO

1.	Name of Reporting Persons: Itacare Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 15,000,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 15,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 16.8%
12.	Type of Reporting Person (See Instructions): CO

1.	Name of Reporting Persons: Signo Inv. Tech Co Ltd
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,500,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,500,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.3%
12.	Type of Reporting Person (See Instructions): CO

1.	Name of Reporting Persons: Imbetiba Fund Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 18,420,307
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 18,420,307

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,420,307
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 19.9%
12.	Type of Reporting Person (See Instructions): CO

1.	Name of Reporting Persons: Mariano Gomide de Faria
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,277,031
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,277,031

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,277,031
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.4%
12.	Type of Reporting Person (See Instructions): IN

1.	Name of Reporting Persons: Geraldo do Carmo Thomaz Junior
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 15,510,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 15,510,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,510,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 17.3%
12.	Type of Reporting Person (See Instructions): IN

Item 1.

(a) Name of Issuer:

VTEX (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

125 Kingsway, Wc2B 6NH

London, United Kingdom

Item 2.

(a) Name of Person Filing:

Mira Limited

Abrolhos One Limited

Itacare Corporation

Signo Inv. Tech Co Ltd

Imbetiba Fund Inc.

Mariano Gomide de Faria

Geraldo do Carmo Thomaz Junior

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b) Address of Principal Business Office, or, if None, Residence:

The principal business office for each of Mira Limited, Abrolhos One Limited, Itacare Corporation, Signo Inv. Tech Co Ltd and Imbetiba Fund Inc. is:

Goodman’s Bay Corporate Centre, Second Floor

West Bay Street

P.O. Box SP-61567

Nassau, Bahamas

The principal business office for each of Mariano Gomide de Faria and Geraldo do Carmo Thomaz Junior is:

c/o VTEX

10th Floor, 12 E 49th Street

New York, NY 10017

(c) Citizenship:

See Item 4 of each cover page.

(d) Title of Class of Securities:

Class A common shares, $0.0001 par value per share (“Class A Common Shares”).

(e) CUSIP Number:

G9470A102

Item 3.

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G incorporated by reference in its entirety into this Item 4.

Beneficial ownership Class A Common Shares reported herein is based on 3,267,031 Class B common shares directly held by Mira Limited; 32,153,276 Class B common shares directly held by Abrolhos One Limited; 15,000,000 Class B common shares directly held by Itacare Corporation; 500,000 Class A Common Shares and 2,000,000 Class B common shares held by Signo Inv. Tech Co Ltd; 18,420 307 Class B common shares held by Imbetiba Fund Inc.; 10,000 Class A Common Shares and options to purchase 1,000,000 Class A Common shares exercisable within 60 days of December 31, 2021, held directly by Mariano Gomide de Faria and 10,000 Class A Common Shares and options to purchase 500,000 Class A Common shares exercisable within 60 days of December 31, 2021, held directly by Geraldo do Carmo Thomaz Junior.

Mariano Gomide de Faria is the sole member and director of Mira Limited. The sole shareholder of Abrolhos One Limited is MGF Trust. Mr. Gomide de Faria serves as the investment advisor to MGF Trust, pursuant to which Mr. Gomide de Faria may make non-binding investment recommendations to MGF Trust. Onyx Partners Limited, as trustee of MGF Trust, may be deemed to have beneficial ownership over the common shares held by Albrolhos One Limited. Mr. Gomide de Faria disclaims beneficial ownership of the common shares held by Abrolhos One Limited.

Geraldo do Carmo Thomaz Junior is the sole member and director of Itacare Corporation. The sole shareholder of each of Signo Inv. Tech Co Ltd and Imbetiba Fund Inc. is Thomaz Family Trust. Mr. do Carmo Thomaz Junior serves as the investment advisor to Thomaz Family Trust, pursuant to which Mr. do Carmo Thomaz Junior may make non-binding investment recommendations to Thomaz Family Trust. Onyx Partners Limited, as trustee of Thomaz Family Trust, may be deemed to have beneficial ownership over the common shares held by Signo Inv. Tech Co Ltd and Imbetiba Fund Inc. Mr. do Carmo Thomaz Junior disclaims beneficial ownership of the common shares held by Signo Inv. Tech Co Ltd and Imbetiba Fund Inc.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares reported herein that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares reported herein that are not directly owned by such Reporting Person.

Each Class A Common Share is entitled to one vote. Each Class B common share is entitled to ten votes and is convertible into one Class A Common Share, at the option of the holder and automatically upon transfer, subject to certain exceptions.

Calculations based upon 74,239,544 shares of Class A Common Stock outstanding immediately after the initial public offering of the Issuer, as reflected in the Issuer’s Prospectus filed with the Securities and Exchange Commission on July 22, 2021, and includes each Reporting Person’s beneficial ownership of Class B common shares, and options to purchase Class A Common Shares, as applicable.

(b) Percent of class:

See Item 11 on the cover pages hereto.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on the cover pages hereto.

(ii) Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Act, the agreement with respect to which is attached hereto as Exhibit 1. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

MIRA LIMITED

By:	/s/ Mariano Gomide de Faria
Name:	Mariano Gomide de Faria
Title:	Director

ABROLHOS ONE LIMITED
By: Bluebay Directors Limited, its director

By:	/s/ Sheldon Cartwright
Name:	Sheldon Cartwright
Title:	Authorized Signatory

By:	/s/ Anya Sturrup
Name:	Anya Sturrup
Title:	Authorized Signatory

ITACARE CORPORATION

By:	/s/ Geraldo do Carmo Thomaz Junior
Name:	Geraldo do Carmo Thomaz Junior
Title:	Director

SIGNO INV. TECH CO LTD
By: Flamingo Bay Directors Ltd, its director

By:	/s/ Sheldon Cartwright
Name:	Sheldon Cartwright
Title:	Authorized Signatory

By:	/s/ Anya Sturrup
Name:	Anya Sturrup
Title:	Authorized Signatory

IMBETIBA FUND INC.
By: Bluebay Directors Limited, its director

By:	/s/ Sheldon Cartwright
Name:	Sheldon Cartwright
Title:	Authorized Signatory

By:	/s/ Anya Sturrup
Name:	Anya Sturrup
Title:	Authorized Signatory

MARIANO GOMIDE DE FARIA

/s/ Mariano Gomide de Faria

GERALDO DO CARMO THOMAZ JUNIOR

/s/ Geraldo do Carmo Thomaz Junior

EXHIBIT LIST

Exhibit	1 Joint Filing Agreement dated February 14, 2022 (filed herewith).